

Mail Stop 3233

March 17, 2017

<u>Via E-Mail</u>
Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena, California 91101

> **Re:** **Western Asset Mortgage Capital Corporation**
> **Registration Statement on Form S-3**
> **Filed March 7, 2017**
> **File No. 333-216496**

Dear Mr. Ruys de Perez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Documents Incorporated by Reference, page 51

1. We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2016. However, the 10-K incorporates information from the company's proxy, which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Exhibit Index, page II-8

2.   We note that your footnote disclosure to the exhibit index indicates that the Statement of Eligibility of the Trustee on Form T-1 will be filed by amendment or incorporated by reference. Please file the Statement of Eligibility of the Trustee in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type "305B2" after effectiveness and not in a post-effective amendment or in a Form 8-K. For additional guidance, please refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations and revise your exhibit index accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP